UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Goodrich Petroleum Corporation
(Name of Issuer)

Common Stock, $0.20 par value
(Title of Class of Securities)

382410405
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410405	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Vollero Beach Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 382410405	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Robert A. Vollero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 382410405	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Gentry T. Beach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 382410405	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

The name of the issuer is Goodrich Petroleum Corporation (the "Company").

(b) Address of Issuer’s Principal Executive Offices

The Company's principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas 77002.

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i)  Vollero Beach Capital Partners LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager to certain investment funds and/or accounts (the "Funds"), with respect to the Shares (as defined in Item 2(d) below) directly held by the Funds.

(ii) Mr. Robert A. Vollero ("Mr. Vollero"), who serves as co-managing member of the Investment Manager, with respect to the Shares directly held by the Funds.

(iii) Mr. Gentry T. Beach ("Mr. Beach"), who serves as co-managing member of the Investment Manager, with respect to the Shares directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b) Address of Principal Business Office, or, if none, Residence

The address of the business office of each of the Reporting Persons is 777 Third Avenue, 14th Floor, New York, NY 10017.

(c) Citizenship

The Investment Manager is a Delaware limited liability company. Mr. Vollero is a citizen of the United States. Mr. Beach is a citizen of the United States.

(d) Title of Class of Securities

Common Stock, $0.20 par value (the "Shares").

(e) CUSIP No.:

382410405

CUSIP No. 382410405	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 382410405	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

The percentages used herein are calculated based upon 44,434,222 Shares outstanding, which reflects the number of Shares outstanding as of October 31, 2014, as reported in the Company's quarterly report on Form 10-Q filed on November 6, 2014.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 382410405	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

VOLLERO BEACH CAPITAL PARTNERS LLC

By:	/s/ Michael Lubman
	Name:	Michael Lubman
	Title:	Chief Financial Officer

/s/ Robert A. Vollero
	Name:	Robert A. Vollero

/s/ Gentry T. Beach
Name:	Gentry T. Beach

CUSIP No. 382410405	SCHEDULE 13G/A	Page 9 of 9 Pages

EXHIBIT

 JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 17, 2015

VOLLERO BEACH CAPITAL PARTNERS LLC

By:	/s/ Michael Lubman
	Name:	Michael Lubman
	Title:	Chief Financial Officer

/s/ Robert A. Vollero
	Name:	Robert A. Vollero

/s/ Gentry T. Beach
	Name:	Gentry T. Beach